SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Amendment No. 2
to
Schedule TO
Tender Offer Statement under Section 14(d)(1) or 13(e)(1) of the
Securities Exchange Act of 1934

DORAL FINANCIAL CORPORATION
(Name of Subject Company (Issuer) and Filing Person (Offeror))

4.75% Perpetual Cumulative Convertible Preferred Stock	25811P704

7.00% Noncumulative Monthly Income Preferred Stock, Series A	25811P209

8.35% Noncumulative Monthly Income Preferred Stock, Series B	25811P308

7.25% Noncumulative Monthly Income Preferred Stock, Series C	25811P407

(Title of Class of Securities)	(CUSIP Number of Class of Securities)

Robert E. Wahlman
Chief Financial and Investment Officer
Doral Financial Corporation
1451 F.D. Roosevelt Avenue
San Juan, Puerto Rico, 00920-2717
(787) 474-6700
(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing person)

With copies to:
D. Rhett Brandon
Simpson Thacher & Bartlett LLP
425 Lexington Avenue
New York, New York 10017-3954
212-455-2000

CALCULATION OF FILING FEE

Transaction valuation(1)	Amount of Filing Fee(2)(3)
$15,175,900	$846.82

(1)	Estimated solely for the purpose of calculating the filing fee pursuant to Rule 0-11 under the Securities Exchange Act of 1934. Calculated by adding the sum of (i) the product of (A) $5.00, the average of the bid and asked price per share of Doral Financial Corporation’s 7.00% Noncumulative Monthly Income Preferred Stock, Series A (“Series A Preferred Stock”) in the over-the-counter (OTC) market on May 4, 2009, times (B) 672,500 shares of Series A Preferred Stock, (ii) the product of (A) $2.50, the average of the bid and asked price per share of Doral Financial Corporation’s 8.35% Noncumulative Monthly Income Preferred Stock, Series B (“Series B Preferred Stock”) in the OTC market on May 1, 2009, times (B) 900,000 shares of Series B Preferred Stock, (iii) the product of (A) $2.80, the average of the bid and asked price per share of Doral Financial Corporation’s 7.25% Noncumulative Monthly Income Preferred Stock, Series C (“Series C Preferred Stock”) in the OTC market on May 1, 2009, times (B) 1,863,000 shares of Series C Preferred Stock and (iv) the product of (A) $7.00, the average of the bid and asked price per share of Doral Financial Corporation’s 4.75% Perpetual Cumulative Convertible Preferred Stock (“Convertible Preferred Stock”) in the OTC market on April 28, 2009 (the latest date for which prices are available) and (B) 621,000 shares of Convertible Preferred Stock. The number of shares of each series of preferred stock represents the maximum number of shares of such series of preferred stock that are subject to the Exchange Offer.

(2)	The amount of the filing fee was calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, and equals $55.80 for each $1,000,000 of the value of the transaction.

(3)	Previously paid.
☑	Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $15,175,900	Filing Party: Doral Financial Corporation
Form or Registration No.: SC TO-I	Date Filed: May 7, 2009
☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
Check the appropriate boxes below to designate any transactions to which the statement relates:
☐	third-party tender offer subject to Rule 14d-1.

☑	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.
Check the following box if the filing is a final amendment reporting the results of the tender offer:

     This Amendment No. 2 to Schedule TO amends and supplements the Tender Offer Statement on Schedule TO (including the Offer to Exchange dated May 7, 2009 contained therein) filed with the Securities and Exchange Commission on May 7, 2009, as previously amended, by Doral Financial Corporation, a corporation organized under the laws of the Commonwealth of Puerto Rico (the “Company”), relating to the offers to exchange a number of properly tendered and accepted shares of its 7.00% Noncumulative Monthly Income Preferred Stock, Series A (“Series A Preferred Stock”), 8.35% Noncumulative Monthly Income Preferred Stock, Series B (“Series B Preferred Stock”), 7.25% Noncumulative Monthly Income Preferred Stock, Series C (“Series C Preferred Stock”) and 4.75% Perpetual Cumulative Convertible Preferred Stock (“Convertible Preferred Stock”, and together with the Series A Preferred Stock, Series B Preferred Stock and Series C Preferred Stock, the “preferred stock”) for newly issued shares of our common stock, par value $0.01 per share (the “common stock”), plus a cash payment (the “cash premium”) on the terms and subject to the conditions described in the Offer to Exchange, dated May 7, 2009 (as amended from time to time, the “Offer to Exchange”), and in the related Letter of Transmittal, which, as amended or supplemented from time to time, together constitute the exchange offer.
     Except as set forth herein, this Amendment No. 2 does not modify any of the information previously reported on the Schedule TO or in the Offer to Exchange. All capitalized terms used in this Amendment No. 2 and not otherwise defined have the respective meanings ascribed to them in the Offer to Exchange.
     The terms of this Schedule TO (including the Offer to Exchange) and the transactions described herein are intended to comply with the provisions of Rule 13e-4 under the Exchange Act. References herein to “the exchange offer” or “this exchange offer” and other similar references in the Schedule TO, Offer to Exchange and Letter of Transmittal refer to each of the exchange offers in respect of each series of preferred stock being made pursuant hereto. Unless otherwise specified in the Schedule TO, Offer to Exchange or Letter of Transmittal, the terms applicable to each exchange offer are identical, including with respect to the expiration date and extensions of the offers, conditions to the offers, settlement and other exchange provisions.
     As permitted by General Instruction F to Schedule TO, the information set forth in the Schedule TO, as amended by this Amendment No. 2, including all appendices, schedules, exhibits and annexes hereto and thereto, is hereby expressly incorporated by reference herein in response to Items 1 through 12 of the Schedule TO. Accordingly, you should read this Amendment No. 2 to Schedule TO together with the Schedule TO.
     Items 1 through 10
     The Offer to Exchange attached as Exhibit (a)(1)(A)(i) to the Schedule TO is amended as follows:
COVER PAGE; TABLE OF CONTENTS
The first paragraph of the cover page of the Offer to Exchange is deleted in its entirety and replaced with the following paragraphs:
     “We are offering to exchange, upon the terms and subject to the conditions set forth in this document and in the related letter of transmittal, a number of properly tendered and accepted shares of each series of preferred stock listed in the table below (collectively, the “preferred stock” and each series of our preferred stock, a “series”) for newly issued shares of our common stock, par value $0.01 per share (the “common stock”), plus a cash payment (the “cash premium”), with the aggregate number of shares of the relevant series to be accepted in each exchange offer calculated based on the assigned acceptance priority level for such series (each, an “acceptance priority level”), the maximum aggregate liquidation amount of preferred stock that will be accepted for such series (each, an “acceptance priority cap”), and the proration mechanisms applicable to the exchange offer, in each case as described below. The aggregate liquidation amount of preferred stock accepted in the exchange offers will be subject to a maximum of $200,000,000 (the “maximum exchange amount”). We reserve the right, but are not obligated, to increase or decrease the maximum exchange amount and/or any acceptance priority cap.
     Subject to the terms and conditions set forth in this document, we will accept a number of validly tendered (and not withdrawn) shares of our 4.75% Perpetual Cumulative Convertible Preferred Stock with an aggregate liquidation amount equal to up to $155,250,000, and, assuming the exchange offer for the 4.75% Perpetual Cumulative Convertible Preferred Stock is fully subscribed, will accept in the exchange offer (assuming participation by the holders of the applicable series up to such amount) at a minimum shares of our 7.00% Noncumulative Monthly Income Preferred Stock, Series A; 8.35% Noncumulative Monthly Income Preferred Stock, Series B; and 7.25% Noncumulative Monthly Income Preferred Stock, Series C with aggregate liquidation amounts per such series equal to $14,655,257, $9,802,848 and $20,291,895, respectively. Subject to reduction in the event that the subscription level for our 4.75% Perpetual Cumulative Convertible Preferred Stock exceeds $97,287,500 in liquidation amount, the maximum number of shares of each of our 7.00% Noncumulative Monthly Income Preferred Stock, Series A, our 8.35% Noncumulative Monthly Income Preferred Stock, Series B, and our 7.25% Noncumulative Monthly Income Preferred Stock, Series C that we will accept in the exchange offers will be a number of issued and outstanding shares of such series with an aggregate liquidation amount equal to the acceptance priority cap for such series as set forth in the table below.”
The cover page and the page with the table of contents of the Offer to Exchange are each further amended to insert the following paragraph after the fifth paragraph of the cover page and second paragraph of the table of contents page of the Offer to Exchange:
“The terms of this document (and the related Schedule TO and letter of transmittal to which this document relates) and the transactions described herein are intended to comply with the provisions of Rule 13e-4 under the Exchange Act. References herein to “the exchange offer” or “this exchange offer” and other similar references in this document, the letter of transmittal and the Schedule TO to which this document relates refer to each exchange offer in respect of each series of preferred stock described herein. Unless otherwise specified in this document (or in the letter of transmittal or related Schedule TO, as applicable), the terms applicable to each exchange offer are identical, including with respect to the expiration date and extensions of the offers, conditions to the offers, settlement and other exchange provisions.”
FORWARD-LOOKING STATEMENTS
The first sentence of the first paragraph of the section entitled “FORWARD-LOOKING STATEMENTS” is deleted in its entirety and replaced with the following sentence:
“Statements included or incorporated by reference herein may constitute forward-looking statements.”

DOCUMENTS INCORPORATED BY REFERENCE
The first three paragraphs of the section entitled “DOCUMENTS INCORPORATED BY REFERENCE” are deleted and replaced with the following two paragraphs:
“The following documents we filed with the SEC are incorporated herein by reference and shall be deemed to be a part hereof:
•	Annual Report on Form 10-K for the year ended December 31, 2008;

•	Quarterly Report on Form 10-Q for the quarter ended March 31, 2009 (attached hereto as Annex A);

•	Current Reports on Form 8-K filed on February 18, 2009 and March 26, 2009 (only with respect to Items 5.02 and 8.01);

•	2009 Proxy Statement filed on April 9, 2008; and

•	The description of our common stock and preferred stock contained and incorporated by reference in Form 8-A filed on December 27, 2002 and any amendment or report subsequently filed under the Exchange Act for the purpose of updating such description prior to the commencement of the Exchange Offer.
Any statement contained herein or contained in a document incorporated by reference herein shall be deemed to be modified or superseded for purposes of this document to the extent that a statement contained herein that also is incorporated by reference herein modifies or supersedes such statement.”
QUESTIONS AND ANSWERS ABOUT THE EXCHANGE OFFER
The second and third sentences in the first paragraph of the answer to the question “What will I receive in the exchange offer if I tender my preferred stock and they are accepted?” on page 6 of the Offer to Exchange are deleted in their entirety and replaced with the following two sentences:
“Subject to the terms and conditions of the exchange offer, the number of shares of preferred stock of a particular series properly tendered (and not withdrawn) that will be accepted in the exchange offer will be calculated based on the acceptance priority level (with the acceptance priority level 1 being the highest priority level) of such series, the acceptance priority cap of such series and the other proration terms described in this document. The aggregate liquidation amount of preferred stock accepted in all exchange offers in the aggregate will be subject to a maximum of $200,000,000. See “The Exchange Offer” for certain illustrative examples of the amount of shares that will be accepted pursuant to each exchange offer under certain scenarios.”
The second paragraph included in the answer to the question “What will I receive in the exchange offer if I tender my preferred stock and they are accepted?” is deleted in its entirety and replaced with the following paragraphs:
     “If we receive tenders of preferred stock of a series with an aggregate liquidation amount that exceeds the acceptance priority cap for that series or where the maximum exchange amount would otherwise be exceeded, we will not be able to accept for exchange all the preferred stock of that series tendered in the related exchange offer and will accept preferred stock of that series for exchange based on the acceptance priority caps that we have assigned to that series, the maximum exchange amount and the prorationing terms described below.
     The exchange offer is not subject to any minimum number of shares or liquidation amount of preferred stock being tendered. The maximum amount that we will accept in the exchange offer with respect to the convertible preferred stock is 621,000 shares, having a liquidation preference equal to its acceptance priority cap of $155,250,000, which represents 45% of the aggregate liquidation amount of the outstanding shares of that series. In the event that the holders of convertible preferred stock tender shares having an aggregate liquidation amount equal to or in excess of the acceptance priority cap for that series, we will accept shares of Series A preferred stock, Series B preferred stock and Series C preferred stock having an aggregate liquidation amount up to $14,655,257, $9,802,848 and $20,291,895, respectively (representing approximately 19.6% of the aggregate liquidation amount of the outstanding shares of each such series), provided that in the event that holders of a particular series of acceptance priority level 2 preferred stock tender shares having an aggregate liquidation amount less than the applicable respective amount, the difference between the amount actually tendered and such amount will be allocated between the remaining two series of acceptance priority level 2 preferred stock as described below. In the event that holders of the acceptance priority level 1 preferred stock tender less than $97,287,500 in liquidation amount of the convertible preferred stock, we will accept all shares of Series A preferred stock, Series B preferred stock and Series C preferred stock properly tendered (and not withdrawn) in the exchange offer up to the acceptance priority cap for each such series, which cap is equal to 45% of the aggregate liquidation amount of the outstanding shares of each such series. See “The Exchange Offer” for an illustrative table of the minimum and maximum amount of shares of noncumulative preferred stock that will be accepted pursuant to each exchange offer under certain scenarios.
     Preferred stock properly tendered (and not withdrawn) will be accepted in the following order and the following amounts:
•	First, all such tendered acceptance priority level 1 preferred stock will be accepted unless doing so would cause the acceptance priority level 1 cap ($155,250,000) to be exceeded, in which case, such acceptance priority level 1 preferred stock will be accepted on a pro rata basis according to the number of the shares of convertible preferred stock properly tendered (and not withdrawn) by each holder during the period the exchange offer is open; and

•	Second, with respect to tendered acceptance priority level 2 preferred stock, all such tendered acceptance priority level 2 preferred stock will be accepted up to the acceptance priority cap corresponding to each series within acceptance priority level 2, unless doing so (after taking into account the amount to be accepted from holders of the convertible preferred stock based on the above) would cause the maximum exchange amount to be exceeded, in which case the shares of each series of acceptance priority level 2 preferred stock will be accepted on a pro rata basis, as among all series of acceptance priority level 2 preferred stock, based upon each series’ respective acceptance priority cap relative to the aggregate acceptance priority cap for all series of acceptance priority level 2 preferred stock, in the greatest liquidation amount practicable that does not cause the maximum exchange amount to be exceeded. In the event that holders of any series of acceptance priority level 2 preferred stock tender shares in an amount that is below the maximum amount that holders of such series would be entitled to have the Company accept based on the foregoing sentence, the remaining liquidation amount to which holders of such series would be entitled shall be allocated to the other series of acceptance priority level 2 preferred stock pro rata as between the two other series based upon the relative acceptance priority caps for such other series (but in no event shall the amount allocable to a particular series exceed its acceptance priority cap). In the event that such tendered shares for any series of acceptance priority level 2 preferred stock exceed the amount of such series that can be accepted based on the above allocations, such shares of a particular series will be accepted on a pro rata basis according to the number of the shares of such series of acceptance priority level 2 preferred stock properly tendered (and not withdrawn) by each holder during the period the exchange offer is open, in the greatest liquidation amount practicable that does not cause the amount allocated to such series to be exceeded.

     Where (1) a determination of the aggregate liquidation amount of a series of preferred stock to be accepted by us in the exchange offers is required because less than the acceptance priority cap of such series will be accepted, or (2) prorationing of a series of preferred stock is otherwise required, we will determine the final liquidation amount and related prorationing promptly after the expiration date and will announce the results thereof by press release. In the event that any of your shares of preferred stock are not accepted for exchange due to the application of the related acceptance priority cap, the maximum exchange amount or prorationing, we will promptly return these shares to you.
     We reserve the right, but are not obligated, to increase or decrease the maximum exchange amount and/or any acceptance priority cap.”
The answer to the question “What if not enough shares of preferred stock are tendered?” is deleted in its entirety and replaced with the following:
     “The exchange offer is not conditioned upon any minimum number of shares of preferred stock being tendered. Subject to the maximum exchange amount, the acceptance priority levels, the acceptance priority caps and the proration mechanisms described in this document, if less than all of the preferred stock are validly tendered, all preferred stock tendered will be accepted and the exchange offer consideration will be paid to all tendering holders, unless we terminate the exchange offers. See “The Exchange Offer.””
SUMMARY
The “Acceptance Priority; Proration” fragment of the summary table set forth in the section entitled “The Exchange Offer” is deleted in its entirety and replaced as follows:

Acceptance Priority; Proration	Subject to the terms and conditions of the exchange offer, including the proration terms described in this document, shares of each series of preferred stock properly tendered (and not withdrawn) will be accepted in order of the acceptance priority level applicable to such series, with acceptance priority level 1 being the highest priority level, and subject to the acceptance priority cap. The acceptance priority cap is the maximum aggregate liquidation amount of preferred stock that will be accepted for each series, subject to the maximum exchange amount and the proration terms described herein.

		Aggregate
	Liquidation	Liquidation
	Amount per	Amount	Acceptance Priority
Title of Security	Share	Outstanding	Level	Cap
4.75% Perpetual Cumulative Convertible Preferred Stock	$250.00	$345,000,000	1	$155,250,000
7.00% Noncumulative Monthly Income Preferred Stock, Series A	$50.00	$74,750,000	2	$33,637,500
8.35% Noncumulative Monthly Income Preferred Stock, Series B	$25.00	$50,000,000	2	$22,500,000
7.25% Noncumulative Monthly Income Preferred Stock, Series C	$25.00	$103,500,000	2	$46,575,000

The amount of each series of preferred stock that will be accepted in the offer is subject to (1) the acceptance priority cap for each such class, (2) the maximum exchange amount and (3) prorationing, in each case as described herein. Preferred stock properly tendered (and not withdrawn) will be accepted in the following order and the following amounts:

•     First, all such tendered acceptance priority level 1 preferred stock will be accepted unless doing so would cause the acceptance priority level 1 cap to be exceeded, in which case, such acceptance priority level 1 preferred stock will be accepted on a pro rata basis according to the number of the shares of convertible preferred stock properly tendered (and not withdrawn) by each holder during the period the exchange offer is open; and

•     Second, with respect to tendered acceptance priority level 2 preferred stock, all such tendered acceptance priority level 2 preferred stock will be accepted up to the acceptance priority cap corresponding to each series within acceptance priority level 2, unless doing so (after taking into account the amount to be accepted from holders of the convertible preferred stock based on the above) would cause the maximum exchange amount to be exceeded, in which case the shares of each series of acceptance priority level 2 preferred stock will be accepted on a pro rata basis, as among all series of acceptance priority level 2 preferred stock, based upon each series’ respective acceptance priority cap relative to the aggregate acceptance priority cap for all series of acceptance priority level 2 preferred stock, in the greatest liquidation amount practicable that does not cause the maximum exchange amount to be exceeded. In the event that holders of any series of acceptance priority level 2 preferred stock tender shares in an amount that is below the maximum amount that holders of such series would be entitled to have the Company accept based on the foregoing sentence, the remaining liquidation amount to which holders of such series would be entitled shall be allocated to the other series of acceptance priority level 2 preferred stock pro rata as between the two other series based upon the relative acceptance priority caps for such other series (but in no event shall the amount allocable to a particular series exceed its acceptance priority cap). In the event that such tendered shares for any series of acceptance priority level 2 preferred stock exceed the amount of such series that can be accepted based on the above allocations, such shares of a particular series will be accepted on a pro rata basis according to the number of the shares of such series of acceptance priority level 2 preferred stock properly tendered (and not withdrawn) by each holder during the period the exchange offer is open, in the greatest liquidation amount practicable that does not cause the amount allocated to such series to be exceeded.
THE EXCHANGE OFFER
The first paragraph of the section entitled “Terms of the Exchange Offer” is deleted in its entirety and replaced with the following:
     “We are offering to exchange in the exchange offer a number of properly tendered (and not withdrawn) shares of each series of preferred stock listed in the table below for newly issued shares of our common stock plus a cash premium, in each case, calculated based on the assigned acceptance priority levels, the acceptance priority caps of such series and the prorationing terms, in each case as described below. We will accept preferred stock in the exchange offer subject to the aforementioned terms and the maximum exchange amount. See below “—Maximum Exchange Amount,” and “— Acceptance Priority.”
The section entitled “Acceptance Priority; Proration” is deleted in its entirety and replaced with the following:
     “Subject to the terms and conditions of the exchange offer, including the proration terms described in this document, shares of each series of preferred stock properly tendered (and not withdrawn) will be accepted in order of the acceptance priority level applicable to such series, with acceptance priority level 1 being the highest priority level, and subject to the acceptance priority cap. The acceptance priority cap is the maximum aggregate liquidation amount of preferred stock that will be accepted for each series, subject to the maximum exchange amount and the proration terms described herein.

		Aggregate
	Liquidation	Liquidation
	Amount per	Amount	Acceptance Priority
Title of Security	Share	Outstanding	Level	Cap
4.75% Perpetual Cumulative Convertible Preferred Stock	$250.00	$345,000,000	1	$155,250,000
7.00% Noncumulative Monthly Income Preferred Stock, Series A	$50.00	$74,750,000	2	$33,637,500
8.35% Noncumulative Monthly Income Preferred Stock, Series B	$25.00	$50,000,000	2	$22,500,000
7.25% Noncumulative Monthly Income Preferred Stock, Series C	$25.00	$103,500,000	2	$46,575,000
     The amount of each series of preferred stock that will be accepted in the offer is subject to (1) the acceptance priority cap for each such class, (2) the maximum exchange amount and (3) prorationing, in each case as described herein. Preferred stock properly tendered (and not withdrawn) will be accepted in the following order and the following amounts:
•	First, all such tendered acceptance priority level 1 preferred stock will be accepted unless doing so would cause the acceptance priority level 1 cap to be exceeded, in which case, such acceptance priority level 1 preferred stock will be accepted on a pro rata basis according to the number of the shares of convertible preferred stock properly tendered (and not withdrawn) by each holder during the period the exchange offer is open; and

•	Second, with respect to tendered acceptance priority level 2 preferred stock, all such tendered acceptance priority level 2 preferred stock will be accepted up to the acceptance priority cap corresponding to each series within acceptance priority level 2, unless doing so (after taking into account the amount to be accepted from holders of the convertible preferred stock based on the above) would cause the maximum exchange amount to be exceeded, in which case the shares of each series of acceptance priority level 2 preferred stock will be accepted on a pro rata basis, as among all series of acceptance priority level 2 preferred stock, based upon each series’ respective acceptance priority cap relative to the aggregate acceptance priority cap for all series of acceptance priority level 2 preferred stock, in the greatest liquidation amount practicable that does not cause the maximum exchange amount to be exceeded. In the event that holders of any series of acceptance priority level 2 preferred stock tender shares in an amount that is below the maximum amount that holders of such series would be entitled to have the Company accept based on the foregoing sentence, the remaining liquidation amount to which holders of such series would be entitled shall be allocated to the other series of acceptance priority level 2 preferred stock pro rata as between the two other series based upon the relative acceptance priority caps for such other series (but in no event shall the amount allocable to a particular series exceed its acceptance priority cap). In the event that such tendered shares for any series of acceptance priority level 2 preferred stock exceed the amount of such series that can be accepted based on the above allocations, such shares of a particular series will be accepted on a pro rata basis according to the number of the shares of such series of acceptance priority level 2 preferred stock properly tendered (and not withdrawn) by each holder during the period the exchange offer is open, in the greatest liquidation amount practicable that does not cause the amount allocated to such series to be exceeded.
     Where (1) a determination of the aggregate liquidation amount of a series of preferred stock to be accepted by us in the exchange offers is required because less than the acceptance priority cap of such series will be accepted, or (2) prorationing of a series of preferred stock is otherwise required, we will determine the final liquidation amount and related prorationing promptly after the expiration date and will announce the results thereof by press release. In the event that any of your shares of preferred stock are not accepted for exchange due to the application of the related acceptance priority cap, the maximum exchange amount or prorationing, we will promptly return these shares to you.
     Subject to the terms and conditions set forth herein, we will accept up to 621,000 shares of acceptance priority level 1 preferred stock (our convertible preferred stock), representing an aggregate liquidation amount of $155,250,000.
     The following table shows for each series of acceptance priority level 2 preferred stock, (1) the minimum amounts of such series of preferred stock that may be accepted pursuant to the related exchange offer (assuming full participation by holders of each series of preferred stock, including the convertible preferred stock, in each exchange offer) and (2) the maximum amounts of each series of acceptance priority level 2 preferred stock that will be accepted assuming participation above the acceptance priority caps by holders of each series of acceptance priority level 2 preferred stock and assuming that the maximum exchange amount is not exceeded.

		Minimum
	Minimum Aggregate	number of shares
	Liquidation Amount	that will be			Maximum
	that will be accepted	accepted	Maximum Aggregate		number of
	assuming full	assuming full	Liquidation Amount that		shares that will
Series	participation	participation	will be accepted		be accepted
7.00% Noncumulative Monthly Income Preferred Stock, Series A	$14,655,257	293,105	$33,637,500	*	672,750 *

8.35% Noncumulative Monthly Income Preferred Stock, Series B	$9,802,848	392,114	$22,500,000	*	900,000 *

7.25% Noncumulative Monthly Income Preferred Stock, Series C	$20,291,895	811,676	$46,575,000	*	1,863,000 *

*    If all shares of acceptance priority level 2 preferred stock are tendered, then these amounts will be purchased if the level of acceptance priority level 1 preferred stock tendered is not more than $97,287,500. If the level of such acceptance priority level 1 stock is higher than $97,287,500, then the amount of acceptance priority level 2 preferred stock will be reduced accordingly based on the maximum exchange amount and the proration mechanisms described above.

The following tables set forth hypothetical examples of the application of the maximum exchange amount, acceptance priority caps and proration for the exchange offer, based on hypothetical participation rates in the exchange offer.
Example 1:
The following table shows the amounts accepted for each series of preferred stock in the hypothetical scenario where the amounts of preferred stock tendered for each series exceed or equal the relevant acceptance priority caps and the aggregate amount tendered exceeds the maximum exchange amount.

	Acceptance Priority Cap		Amount Tendered			Amount Accepted
					% of			% of
					Aggregate			Aggregate
Security	$	Shares	$	Shares	Outstanding	$	Shares	Outstanding
4.75% Perpetual Cumulative Convertible Preferred Stock	$155,250,000	621,000	$162,500,000	650,000	47.1	$155,250,000	621,000	45.0
7.00% Noncumulative Monthly Income Preferred Stock, Series A	33,637,500	672,750	35,000,000	700,000	46.8	14,655,257	293,105	19.6
8.35% Noncumulative Monthly Income Preferred Stock, Series B	22,500,000	900,000	22,500,000	900,000	45.0	9,802,848	392,114	19.6
7.25% Noncumulative Monthly Income Preferred Stock, Series C	46,575,000	1,863,000	47,500,000	1,900,000	45.9	20,291,895	811,676	19.6

Total	$257,962,500	4,056,750	$267,500,000	4,150,000	46.7	$200,000,000	2,117,895	34.9
Example 2:
The following table shows the amounts accepted for each series of preferred stock in the hypothetical scenario where the amount of convertible preferred stock tendered is below the corresponding acceptance priority cap, the amounts of non-cumulative preferred stock tendered for each series exceed or equal the relevant acceptance priority caps and the aggregate amount tendered exceeds the maximum exchange amount.

	Acceptance Priority Cap		Amount Tendered			Amount Accepted
					% of			% of
					Aggregate			Aggregate
Security	$	Shares	$	Shares	Outstanding	$	Shares	Outstanding
4.75% Perpetual Cumulative Convertible Preferred Stock	155,250,000	621,000	100,000,000	400,000	29.0	100,000,000	400,000	29.0
7.00% Noncumulative Monthly Income Preferred Stock, Series A	33,637,500	672,750	35,000,000	700,000	46.8	32,749,179	654,984	43.8
8.35% Noncumulative Monthly Income Preferred Stock, Series B	22,500,000	900,000	22,500,000	900,000	45.0	21,905,805	876,232	43.8
7.25% Noncumulative Monthly Income Preferred Stock, Series C	46,575,000	1,863,000	47,500,000	1,900,000	45.9	45,345,016	1,813,801	43.8

Total	257,962,500	4,056,750	205,000,000	3,900,000	35.8	200,000,000	3,745,016	34.9

Example 3:
The following table shows the amounts accepted for each series of preferred stock in the hypothetical scenario where the amount of convertible preferred stock is above the corresponding acceptance priority cap, the amounts of noncumulative preferred stock tendered are below the relevant acceptance priority caps and the aggregate amount tendered is above the maximum exchange amount.

	Acceptance Priority Cap		Amount Tendered			Amount Accepted
					% of			% of
					Aggregate			Aggregate
Security	$	Shares	$	Shares	Outstanding	$	Shares	Outstanding
4.75% Perpetual Cumulative Convertible Preferred Stock	155,250,000	621,000	162,500,000	650,000	47.1	155,250,000	621,000	45.0
7.00% Noncumulative Monthly Income Preferred Stock, Series A	33,637,500	672,750	25,000,000	500,000	33.4	23,500,000	470,000	31.4
8.35% Noncumulative Monthly Income Preferred Stock, Series B	22,500,000	900,000	15,000,000	600,000	30.0	15,000,000	600,000	30.0
7.25% Noncumulative Monthly Income Preferred Stock, Series C	46,575,000	1,863,000	6,250,000	250,000	6.0	6,250,000	250,000	6.0

Total	257,962,500	4,056,750	208,750,000	2,000,000	36.4	200,000,000	1,941,000	34.9
Example 4:
The following table shows the amounts accepted for each series of preferred stock in the hypothetical scenario where the amounts of preferred stock tendered for each series are below the relevant acceptance priority caps and the aggregate amount tendered is below the maximum exchange amount.

	Acceptance Priority Cap		Amount Tendered			Amount Accepted
					% of			% of
					Aggregate			Aggregate
Security	$	Shares	$	Shares	Outstanding	$	Shares	Outstanding
4.75% Perpetual Cumulative Convertible Preferred Stock	155,250,000	621,000	100,000,000	400,000	29.0	100,000,000	400,000	29.0
7.00% Noncumulative Monthly Income Preferred Stock, Series A	33,637,500	672,750	17,500,000	350,000	23.4	17,500,000	350,000	23.4
8.35% Noncumulative Monthly Income Preferred Stock, Series B	22,500,000	900,000	7,500,000	300,000	15.0	7,500,000	300,000	15.0
7.25% Noncumulative Monthly Income Preferred Stock, Series C	46,575,000	1,863,000	25,000,000	1,000,000	24.2	25,000,000	1,000,000	24.2

Total	257,962,500	4,056,750	150,000,000	2,050,000	26.2	150,000,000	2,050,000	26.2

The second line of the first paragraph of the section entitled “Consideration” is amended by replacing the word “and” with “,” after the phrase “maximum exchange amount,” and inserting the phrase “, and the proration mechanisms” after the phrase “acceptance priority caps.”
The section entitled “Acceptance; Exchange of Shares of Preferred Stock” is amended by deleting the last paragraph in its entirety.
THE FORM OF THE LETTER OF TRANSMITTAL ATTACHED AS EXHIBIT (A)(1)(A)(ii) TO THE SCHEDULE TO IS AMENDED AS FOLLOWS
The first paragraph of the Letter of Transmittal is deleted in its entirety and replaced with the following paragraph:
     “This document (the “Letter of Transmittal”) relates to the exchange of a number of properly tendered and accepted shares of preferred stock listed in the table below (collectively, the “Preferred Stock” and each series of Preferred Stock, a “series”) for newly issued shares of our common stock, par value $0.01 per share (the “Common Stock”), plus a cash payment (the “cash premium”), with the aggregate number of shares of the relevant series to be accepted in each exchange offer calculated based on the assigned acceptance priority level for such series (each, an “acceptance priority level”), the maximum aggregate liquidation amount of Preferred Stock that will be accepted for such series (each, an “acceptance priority cap”), and the proration mechanisms applicable to the exchange offer, in each case as described in the offer to exchange dated May 7, 2009, as amended (the “Offer to Exchange”) and this Letter of Transmittal. Subject to the terms and conditions of the exchange offers, including the proration terms described in the Offer to Exchange, shares of Preferred Stock properly tendered (and not withdrawn) will be accepted in order of the acceptance priority levels (with acceptance priority level 1 being the highest priority level). The aggregate liquidation amount of Preferred Stock accepted in the exchange offers will be subject to a maximum of $200,000,000 (the “maximum exchange amount”) and the applicable acceptance priority caps.”
The second sentence of the second paragraph of page 6 of the Letter of Transmittal (including the corresponding bullet points) is deleted in its entirety and replaced with the following:
     “Preferred stock properly tendered (and not withdrawn) will be accepted in the following order and the following amounts:
•	First, all such tendered acceptance priority level 1 preferred stock will be accepted unless doing so would cause the acceptance priority level 1 cap ($155,250,000) to be exceeded, in which case, such acceptance priority level 1 preferred stock will be accepted on a pro rata basis according to the number of the shares of convertible preferred stock properly tendered (and not withdrawn) by each holder during the period the exchange offer is open; and

•	Second, with respect to tendered acceptance priority level 2 preferred stock, all such tendered acceptance priority level 2 preferred stock will be accepted up to the acceptance priority cap corresponding to each series within acceptance priority level 2, unless doing so (after taking into account the amount to be accepted from holders of the convertible preferred stock based on the above) would cause the maximum exchange amount to be exceeded, in which case the shares of each series of acceptance priority level 2 preferred stock will be accepted on a pro rata basis, as among all series of acceptance priority level 2 preferred stock, based upon each series’ respective acceptance priority cap relative to the aggregate acceptance priority cap for all series of acceptance priority level 2 preferred stock, in the greatest liquidation amount practicable that does not cause the maximum exchange amount to be exceeded. In the event that holders of any series of acceptance priority level 2 preferred stock tender shares in an amount that is below the maximum amount that holders of such series would be entitled to have the Company accept based on the foregoing sentence, the remaining liquidation amount to which holders of such series would be entitled shall be allocated to the other series of acceptance priority level 2 preferred stock pro rata as between the two other series based upon the relative acceptance priority caps for such other series (but in no event shall the amount allocable to a particular series exceed its acceptance priority cap). In the event that such tendered shares for any series of acceptance priority level 2 preferred stock exceed the amount of such series that can be accepted based on the above allocations, such shares of a particular series will be accepted on a pro rata basis according to the number of the shares of such series of acceptance priority level 2 preferred stock properly tendered (and not withdrawn) by each holder during the period the exchange offer is open, in the greatest liquidation amount practicable that does not cause the amount allocated to such series to be exceeded.”
THE FORM OF THE LETTER TO BROKERS, DEALERS, COMMERCIAL BANKS, TRUST COMPANIES AND OTHER NOMINEES ATTACHED AS EXHIBIT (A)(1)(B) TO THE SCHEDULE TO IS AMENDED AS FOLLOWS
The first paragraph of the Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees is deleted in its entirety and replaced with the following paragraph:
     “We are enclosing herewith the documents listed below relating to the exchange offer by Doral Financial Corporation (“Doral” or the “Company”) of a number of properly tendered and accepted shares of preferred stock (collectively, the “Preferred Stock” and each series of Preferred Stock, a “series”) for newly issued shares of Doral’s common stock, par value $0.01 per share (the “Common Stock”), plus a cash payment (the “cash premium”), with the aggregate number of shares of the relevant series to be accepted in each exchange offer calculated based on the assigned acceptance priority level for such series (each, an “acceptance priority level”), the maximum aggregate liquidation amount of Preferred Stock that will be accepted for such series (each, an “acceptance priority cap”), and the proration mechanisms applicable to the exchange offer, in each case as described in the offer to exchange dated May 7, 2009, as amended (the “Offer to Exchange”) and the Letter of Transmittal dated May 7, 2009, as amended (the “Letter of Transmittal”). Subject to the terms and conditions of the exchange offer, including the proration terms described in the Offer to Exchange, shares of Preferred Stock properly tendered (and not withdrawn) will be accepted in order of the acceptance priority levels, with acceptance priority level 1 being the highest priority level. The aggregate liquidation amount of Preferred Stock accepted in the exchange offers will be subject to a maximum of $200,000,000 and any applicable acceptance priority cap.”
THE FORM OF THE LETTER TO CLIENTS FOR USE BY BROKERS, DEALERS, COMMERCIAL BANKS, TRUST COMPANIES AND OTHER NOMINEES ATTACHED AS EXHIBIT (A)(1)(C) TO THE SCHEDULE TO IS AMENDED AS FOLLOWS
The first paragraph of the Letter to Clients is deleted in its entirety and replaced with the following paragraph:
     “We are enclosing herewith the documents listed below relating to the exchange offer by Doral Financial Corporation (“Doral” or the “Company”) of a number of properly tendered and accepted shares of preferred stock (collectively, the “Preferred Stock” and each series of Preferred Stock, a “series”) for newly issued shares of Doral’s common stock, par value $0.01 per share (the “Common Stock”), plus a cash payment (the “cash premium”), with the aggregate number of shares of the relevant series to be accepted in each exchange offer calculated based on the assigned acceptance priority level for such series (each, an “acceptance priority level”), the maximum aggregate liquidation amount of Preferred Stock that will be accepted for such series (each, an “acceptance priority cap”), and the proration mechanisms applicable to the exchange offer, in each case as described in the offer to exchange dated May 7, 2009, as amended (the “Offer to Exchange”) and the Letter of Transmittal dated May 7, 2009, as amended (the “Letter of Transmittal”). Subject to the terms and conditions of the exchange offer, including the proration terms described in the Offer to Exchange, shares of Preferred Stock properly tendered (and not withdrawn) will be accepted in order of the acceptance priority levels, with acceptance priority level 1 being the highest priority level. The aggregate liquidation amount of Preferred Stock accepted in the exchange offers will be subject to a maximum of $200,000,000 and any applicable acceptance priority cap.”
     The first paragraph of the “Instructions to the Depository Trust Company Participant” is deleted in its entirety and replaced with the following paragraph:
     “The undersigned hereby acknowledges receipt of the Offer to Exchange, dated May 7, 2009, as amended (the “Offer to Exchange”) of Doral Financial Corporation (“Doral” or the “Company”), and the accompanying letter of transmittal, as amended (the “Letter of Transmittal”), which together set forth the terms and conditions of the offer by Doral to exchange a number of properly tendered and accepted shares of preferred stock listed in the table below (collectively, the “Preferred Stock” and each series of Preferred Stock, a “series”) for newly issued shares of

Doral’s common stock, par value $0.01 per share (the “Common Stock”), plus a cash payment (the “cash premium”), with the aggregate number of shares of the relevant series to be accepted in each exchange offer calculated based on the assigned acceptance priority level for such series (each, an “acceptance priority level”), the maximum aggregate liquidation amount of Preferred Stock that will be accepted for such series (each, an “acceptance priority cap”), and the proration mechanisms applicable to the exchange offer, in each case as described in the Offer to Exchange and the Letter of Transmittal. Subject to the terms and conditions of the exchange offer, including the proration terms described in the Offer to Exchange, shares of Preferred Stock properly tendered (and not withdrawn) will be accepted in order of the acceptance priority levels, with acceptance priority level 1 being the highest priority level. The aggregate liquidation amount of Preferred Stock accepted in the exchange offer will be subject to a maximum of $200,000,000 and any applicable acceptance priority cap.”
Item 11
The full text of the press release issued by Doral Financial on May 19, 2009 announcing the amendment of the Schedule TO (and corresponding Offer to Exchange and related offer documents) is filed as Exhibit (a)(6) hereto and is incorporated by reference herein.
Item 12
Item 12 of the Schedule TO is hereby amended and restated as follows:

(a)(1)(A)(i)	Offer to Exchange, dated May 7, 2009, as amended by means of Amendment No. 1 filed with the SEC on May 8, 2009*

(a)(1)(A)(ii)	Letter of Transmittal, dated May 7, 2009*

(a)(1)(B)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees*

(a)(1)(C)	Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees*

(a)(2)	Not applicable.

(a)(3)	Not applicable.

(a)(4)	Not applicable.

(a)(5)	Press Release, dated May 7, 2009.*

(a)(6)	Press Release, dated May 19, 2009.

(b)	Not applicable

(c)	Not applicable

(d)	Not applicable.

(e)	Not applicable.

(f)	Not applicable.

(g)	Not applicable.

(h)	Not applicable.

*	Previously filed.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

DORAL FINANCIAL CORPORATION
(Registrant)

Date: May 19, 2009	/s/ Robert E. Wahlman

Robert E. Wahlman
Executive Vice President and
Chief Financial Officer

EXHIBIT
NUMBER	EXHIBIT NAME

(a)(1)(A)(i)	Offer to Exchange, dated May 7, 2009 as amended by Amendment No. 1 filed on May 8, 2009.*

(a)(1)(A)(ii)	Letter of Transmittal, dated May 7, 2009.*

(a)(1)(B)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

(a)(1)(C)	Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

(a)(2)	Not applicable.

(a)(3)	Not applicable.

(a)(4)	Not applicable.

(a)(5)	Press Release, dated May 7, 2009.*

(a)(6)	Press Release dated May 19, 2009.

(b)	Not applicable

(c)	Not applicable

(d)	Not applicable.

(e)	Not applicable.

(f)	Not applicable.

(g)	Not applicable.

(h)	Not applicable.

*	Previously filed.